Exhibit 2.1
ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (“Agreement”) is made and entered into this 28th day of December, 2009 by and between Advantage RN, LLC, an Ohio limited liability company (“Buyer”), and TeamStaff Rx, Inc. (“TeamStaff Rx”), a Texas corporation and a wholly-owned subsidiary of TeamStaff, Inc., a New Jersey corporation (“TeamStaff”). TeamStaff Rx and TeamStaff are sometimes individually and collectively referred to herein as “Seller”.
Recitals
A. Seller owns and operates a business to provide travel nurse and allied health care professionals for temporary assignments (the “Business”).
B. Buyer intends to buy, and Seller intends to sell, substantially all of the assets of Seller related to the Business which are hereinafter described upon the terms and subject to the conditions of this Agreement.
NOW THEREFORE, in consideration of the above recitals, which are incorporated herein, the terms and conditions hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
1. Purchased Assets; No Assumption of Liabilities.
1.1 Purchased Assets. Upon the terms and subject to the conditions of this Agreement, on the Closing Date (as defined in Section 3.1 hereof), Seller shall sell to Buyer, and Buyer shall purchase from Seller, substantially all assets used by Seller in the operation of the Business including, but not limited to, (i) office furniture and equipment, (ii) client and customer contracts, (iii) employment agreements with travel nurses and allied healthcare professionals, (iv) any related databases or lists of travel nurses and allied healthcare professionals previously utilized by the Seller, and (v) those assets described on Exhibit A attached hereto and incorporated herein (“Purchased Assets”). The Purchased Assets shall not include any of Seller’s accounts receivables as of Closing (“Accounts Receivables”). All of the Purchased Assets shall be sold with good title, free and clear of any and all security interests, liens, restrictions, pledges, claims, encumbrances and charges of any kind (collectively “Encumbrances”).
1.2 Number of Travel Nurses and Allied Healthcare Professionals. Seller and Buyer agree that as of the week ending January 24, 2010, the number of travel nurses and allied healthcare professionals to be associated with and working in the Business shall be at least 46 full-time employees (“FTEs”). For purposes of this Agreement, one FTE shall equal 36 hours per week of actual time worked by such professional employee and documented by an approved time sheet. Hours shall be adjusted upward for sick time off or vacation time taken during the week ending January 24, 2010. Each such FTE not working the week ending January 24, 2010 but who is on assignment and scheduled to work the following week (i.e., on vacation the week ending January 24, 2010) shall be counted toward the minimum of 46 FTEs, provided that any such FTE must have worked 36 hours the week ending January 17, 2010. During the period between the date hereof and the Closing Date, for FTEs placed jointly by Buyer and Seller for assignments beginning after the date hereof through January 24, 2010, Seller will be credited for each such joint placement with 0.5 FTE toward the foregoing minimum of 46 FTEs. The parties agree to work in good faith in calculating the final number of FTEs for purposes of determining the release of the $50,000 Holdback as described in Section 2.1 below. The foregoing computation of the number of FTEs shall be used to determine whether the Holdback (as defined in Section 2.1(ii) below) shall be payable in whole or in part to Seller or Buyer.

1.3 Liabilities Not Assumed. Buyer shall not assume and Seller shall pay and discharge any and all debts, obligations and/or liabilities of Seller. Without limiting the foregoing, it is expressly acknowledged that Buyer is not assuming (i) any equipment leases of Seller; (ii) the lease for the Location (as defined in Section 2.2 below); (iii) any employee contracts other than those under Section 1.1(iii); and (iv) any income, sales and/or unemployment tax liabilities of Seller, all of which Seller shall remain liable therefore. At or prior to the Closing, Seller will directly pay funds to the appropriate financing parties, lenders, trade creditors, subcontractors and affiliates in order to obtain release of any and all Encumbrances on the Purchased Assets; provided that in the event certain Encumbrances are released by such party on or prior to the Closing but not paid until thereafter, no funds shall be released from the Holdback until such payment is made.
2. Purchase Price; Payment; Holdback; Lease Buyout; Rent Subsidy.
2.1 Purchase Price; Payment. The cash consideration to be paid by Buyer to Seller for the Purchased Assets will be Four Hundred Twenty-Five Thousand Dollars ($425,000) as provided herein (the “Asset Purchase Price”). At the Closing, (i) $350,000 in cash will be payable to Seller, and (ii) $75,000 will be subject to a holdback (the “Holdback”) consisting of (a) $50,000 that will be held back and placed in escrow (as described in Section 2.3 below) subject to the number of FTEs for the week ending January 24, 2010 and (b) $25,000 that will be held back and placed in escrow until appropriate releases have been obtained by Seller and no Encumbrances on Purchased Assets remain outstanding. If the number of FTEs is 46 or greater for the week ending January 24, 2010, then the entire $50,000 Holdback shall be released from escrow and paid in cash in full to Seller within five (5) business days after January 24, 2010. If the number of FTEs is less than 46 for the week ending January 24, 2010, then the Purchase Price and if applicable as described on Exhibit B, the Rent Subsidy (as defined below), will be reduced in accordance with the chart set forth on Exhibit B. Any payments from the Holdback escrow with respect to FTEs shall be made within five (5) business days after January 24, 2010 and any Rent Subsidy reductions shall be applied to the first payment(s) due on the Rent Subsidy.
If the number of FTEs includes any 0.5 FTE in the final calculation of the number of FTEs as contemplated by Section 1.2 above, the 0.5 FTE shall be valued at $5,000 toward the $50,000 Holdback calculation and for purposes of any release of funds from escrow with respect to such $50,000 Holdback or any reductions in the Rent Subsidy. The foregoing determinations shall be made within five (5) business days after January 24, 2010. Buyer will continue to conduct the Business consistent with past practices and use its best efforts to accelerate any FTE start dates and extensions in order to maximize the FTE calculation.
The $25,000 Holdback specified in subparagraph (b) above shall not be released from escrow and payable to Seller until such time as any and all amounts due and payable to lenders, trade creditors, subcontractors and affiliates of Seller have been paid and no Encumbrances on Purchased Assets remain outstanding.
2.2 Lease Buyout; Rent Subsidy. Subsequent to the Closing and subject to the payments set forth herein, Buyer will have the right to use, through February 28, 2011, the premises located at Harbourside Office Building, Suite 400, 18167 Highway 19N, Clearwater, Florida 33764 (the “Location”) currently used by Seller for its principal executive offices of the Business. Notwithstanding the foregoing, Seller and Buyer shall work together, in good faith, to negotiate a buyout of the lease which is mutually beneficial to both parties (“Lease Buyout”). In the event that Seller and Buyer are unable to negotiate a Lease Buyout with the landlord, then Buyer agrees to make rent subsidy payments to Seller (“Rent Subsidy”) totaling $125,000 consisting of (i) $25,000 due at the Closing, and (ii) an additional $100,000 payable in 10 equal monthly installments of $10,000 payable on the first day of each calendar month beginning on March 1, 2010 and ending December 1, 2010.

In the event that Seller and Buyer are successful in negotiating and closing the Lease Buyout, any savings in the payment of rent otherwise due under the lease of the Location shall be shared equally by Seller and Buyer under terms mutually agreed upon by Seller and Buyer during negotiations of the Lease Buyout.
Following the Closing, Buyer shall be permitted to occupy the Location until the earlier of the effective date of the Lease Buyout or the expiration of the lease with respect to the Location, whichever comes first, to facilitate a smooth transition of the Business from Seller to Buyer. For purposes of this Agreement, a “business day” shall mean any day other than Saturday, Sunday or a day in which commercial banks in the State of Florida are required or permitted by law to remain closed.
2.3 Escrow. Buyer shall place (i) the $75,000 Holdback (collectively the “Escrow Amount”) in a separate interest bearing account for up to twelve (12) months after the Closing Date. The Escrow Amount shall be placed in escrow with an escrow agent agreeable to Buyer and Seller pursuant to an escrow agreement. Seller shall pay the costs of the escrow agent. The purpose of the Escrow Amount is to fulfill the purposes of the Holdback.
2.4 Reimbursement and/or Assumption of Expenses Related to Post-Closing Assignment of FTEs. Subject to the Closing of the transactions contemplated by this Agreement, Buyer agrees that with respect to “expenses related to services” for assignment of FTEs either (i) commencing after December 27, 2009 and continuing after the Closing, or (ii) commencing after the Closing, which in each case require Seller to make and contract for such services for assignments prior to the Closing Date, incur charges for expenses related to such services and pay invoices with respect to expenses related to such services, Buyer shall either:
(a) reimburse Seller for all such payments made by Seller:
(1)	on or prior to the Closing Date, not later than five (5) business days after the Closing Date; and
(2)	after the Closing Date and on or prior to January 24, 2010, not later than January 31, 2010; and
(3)	after January 24, 2010, not later than March 1, 2010; or
(b) assume payment obligations to the provider of such services directly upon completion of all necessary paperwork.
For purposes of this Section 2.4, the term “expenses related to services” shall include, without limitation, rent for housing, hotel charges, utilities including electricity, phone, cable and water, auto rental and airfare. Any amounts payable from time to time by Buyer to Seller shall not be escrowed but paid directly by Buyer to Seller. In connection with this Section 2.4, Seller shall also be entitled to receive payment from time to time of any return or reimbursement by or from any party of any security deposit previously made by Seller with respect to such expenses related to services pertaining to such post-closing assignments. In the event any party providing such services returns or reimburses a security deposit to Buyer instead of Seller, Buyer shall promptly pay Seller the amount of such security deposit. Seller shall use its best efforts to provide Buyer, not later than January 31, 2010, with a list of the service providers and the amounts of such security deposits made.
2.5 Receipt of Inadvertent Payments. In the event that after December 27, 2009 a party receives payment for services that properly belongs to the other party, the receiving party shall, within five (5) days of receipt, remit any such payment to the other party.

2.6 Allocation. Buyer and Seller shall mutually agree as to the allocation of the Asset Purchase Price. Each of the parties agree to complete and file all applicable forms as may be required with respect to the foregoing allocation, including Form 8594 to be filed with the Internal Revenue Service.
3. Closing.
3.1 Closing Date. Upon the terms and subject to the conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) will occur at the Location on January 4, 2010 at 10 a.m., or at such other place, date and time as may be mutually agreed to by the parties (the “Closing Date”). Notwithstanding the foregoing, the Closing shall be effective as of 12:01 a.m. Eastern Standard Time (“EST”) on December 28, 2009. Seller will pay all FTEs for all hours worked through 12 midnight on December 27, 2009 and bill all clients and customers of the Business for all services and worked performed through 12 midnight on December 27, 2009. All Accounts Receivables for all services and work performed through 12 midnight on December 27, 2009 shall not be Purchased Assets and shall remain the property of Seller.
3.2 Actions to be Taken at the Closing. At the Closing, provided all of the conditions precedent have been satisfied or waived, the parties shall take the following actions and deliver the following documents:
(a) Seller shall each execute and deliver to Buyer a Warranty Bill of Sale and Assignment, in form acceptable to Buyer, transferring to Buyer good title in and to the Purchased Assets, free and clear of all Encumbrances.
(b) Seller shall each execute and deliver to Buyer such other documents, including further instruments of sale, transfer and assignment transferring, assigning and conveying the Purchased Assets as shall be reasonably requested by Buyer to evidence the transfer of all of the Purchased Assets to Buyer and to vest in the Buyer good, marketable, indefeasible title to the Purchased Assets, free and clear of all Encumbrances.
(c) Seller will each deliver to Buyer possession of the Purchased Assets with the Purchased Assets being in the condition required by Section 4.3(b) hereof.
(d) Subject to Buyer holding back $75,000 of the Asset Purchase Price in escrow as provided in Section 2.1(ii) above, Buyer shall pay to Seller the sum of $350,000 in immediately available funds by federal wire transfer.
(e) Buyer shall pay Seller the sum of $25,000 in immediately available funds by federal wire transfer in respect of the first payment of the Rent Subsidy.
(f) Seller will deliver to Buyer certified copies of the corporate resolutions of Seller’s directors authorizing the transactions contemplated by this Agreement and shall deliver a certificate of good standing for Seller dated within five (5) days of the Closing.
(g) Seller shall perform all other obligations and take all steps and actions which are required to be performed by Seller under this Agreement before, on or at the Closing. Seller shall deliver a certificate in form acceptable to Buyer signed by the President and Chief Executive Officer of Seller recertifying to Seller’s representations and warranties as of the Closing.

(h) Buyer and Seller will enter into an escrow agreement with an escrow agent mutually agreed upon by each of them. At the Closing, Buyer shall deposit an aggregate amount of $75,000 in escrow with such escrow agent representing the $75,000 Holdback.
(i) The Parties will take such other actions and will execute and deliver such other instruments, documents, agreements and certificates as are required by the terms of this Agreement and any other agreement or instrument executed by Seller pursuant to or in connection with this Agreement (each, a “Related Agreement”) or as may be reasonably requested by Buyer or Seller, as the case may be, in connection with the consummation of the transactions contemplated herein.
4. Representations; Warranties; Covenants.
4.1 TeamStaff Rx’s and TeamStaff’s Representations and Warranties. At all times from the date of this Agreement through and including the Closing Date, Seller covenants, represents and warrants to Buyer as follows:
(a) Organization and Good Standing. TeamStaff Rx is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and is duly authorized and qualified to do business under all applicable laws, regulations, ordinances and orders of public authorities to own its properties and to carry on its business in the places and in the manner as now conducted. TeamStaff is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey and is duly authorized and qualified to do business under all applicable laws, regulations, ordinances and orders of public authorities to own its properties and to carry on its business in the places and in the manner as now conducted.
(b) Corporate Power and Authority; Authorization; Binding Effect. TeamStaff Rx and TeamStaff each have all necessary corporate power and authority, and each has taken all corporate action necessary, to authorize the execution and delivery of this Agreement and the instruments to be executed and delivered pursuant hereto and to consummate the transactions contemplated hereby. This Agreement is the legal, valid and binding agreement of TeamStaff Rx and TeamStaff enforceable in accordance with the terms hereof.
(c) Shareholders. TeamStaff is the sole shareholder of TeamStaff Rx.
(d) Company Location. Seller operates the Business out of the Location and no other location.
(e) No Violation. The execution and delivery of this Agreement and the documents executed in connection herewith, and the consummation of the transactions contemplated hereby or thereby, do not and will not result in a violation of or conflict with (a) the Articles of Incorporation or By-Laws of TeamStaff Rx or TeamStaff, (b) any agreement or commitment to which TeamStaff Rx or TeamStaff is bound, or (c) any judgment, decree, order, regulation or rule of any court or governmental authority, or any statute or law applicable to TeamStaff Rx or TeamStaff.
(f) Ownership of Purchased Assets. Seller is the owner of all of the Purchased Assets and said Purchased Assets will be transferred to Buyer free and clear from all Encumbrances. Exhibit A sets forth an accurate and complete list of all assets used by Seller in the operation of the Business
(g) Consents. Seller will obtain all required consents of any third party with respect to the transfer of the Purchased Assets to Buyer.

(h) Condition of Purchased Assets. All equipment being purchased (as well as the equipment which is the subject of that certain equipment lease being assumed by Buyer) as part of the Purchased Assets are in good operating condition and repair and shall be in as good a state of repair at Closing as such equipment is as of the execution of this Agreement.
(i) Actions and Proceedings. (i) There is no person holding any claim of any nature against TeamStaff Rx or TeamStaff arising out of or in connection with the operation of the Business or the ownership of any of the Purchased Assets, (ii) no dispute exists which adversely affects, or may adversely affect, any of the Purchased Assets, or the Business, (iii) neither TeamStaff Rx nor TeamStaff has been, or is subject to, any past, pending or, to the knowledge of TeamStaff Rx or TeamStaff, threatened litigation, proceeding or administrative investigation with respect to the Business or the Purchased Assets, (iv) neither TeamStaff Rx nor TeamStaff has violated any federal, state or local law, statute, ordinance, rule, regulation, order or decree with respect to the Purchased Assets or the operation of the Business, and neither TeamStaff Rx nor TeamStaff has received any notice of any violation of any federal, state or local law, statute, ordinance, rule, regulation, order or decree with respect to the Purchased Assets or the operation of the Business.
(j) Licenses and Permits. Seller has all required licenses and permits, or has applications pending for such licenses and permits, necessary to conduct the Business. Seller has filed all registrations, reports and other documents required by local, state and federal authorities and regulating bodies in connection with the Business.
(k) Customer Contracts. Seller has delivered to Buyer a copy of each written instrument existing with respect to the contracts Seller has with its customers listed in Exhibit 1-A (“Customer Contracts”). With respect to each Customer Contract, (i) there are no amendments to any such Customer Contract except as provided to Buyer in writing, (ii) each Customer Contract is in full force and valid and enforceable in accordance with its terms, and (iii) neither Seller nor any other party thereto is in breach of or in default under any Customer Contract nor has any notice or claim with respect to any breach or default thereunder been given or with respect to any termination or threatened termination thereof.
(l) Seller’s Customers. Seller is not aware of any fact that would lead it to believe that the level of business received from any of Seller’s customers will adversely change in the next twelve months or that any customer of Seller intends to terminate its relationship with Seller.
(m) Financial Statements. Seller has previously furnished Buyer with financial statements of Seller for the quarterly periods from December, 2006 through September, 2009, which have been prepared in accordance with generally accepted accounting principles, and which fairly present the financial condition of the Seller as of the dates thereof; provided, however, that such financial statements are subject to normal year-end adjustments. As of September 30, 2009, and as of Closing, there shall have been no material adverse change to the financial condition of Seller and Seller is unaware of the occurrence of any event, pending or, to the knowledge of Seller, threatened, which might materially adversely affect the financial condition of Seller.
(n) Brokers. Except as previously disclosed to Buyer, Seller has not retained any broker or finder with respect to the transactions contemplated by this Agreement. Seller has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Buyer could become liable or obligated.

(o) Payment of Creditors. Seller has, and will maintain, sufficient assets to pay, and will pay, all amounts owing to its creditors related to the Business when due.
(p) Employee Matters. Seller is not bound by or subject to (and none of its respective assets or properties is bound by or subject to) any arrangement with any labor union. No employee of Seller is represented by any labor union or covered by any collective bargaining agreement and no campaign to establish such representation is in progress. There is no pending or, to the knowledge of Seller, threatened labor dispute involving the Seller and any group of its employees nor has the Seller experienced any labor interruptions over the past three years and the Seller considers its relationship with its employees to be good. Seller is in compliance with all applicable labor laws. Seller has not received any notice of any violation of any labor laws with respect to the Purchased Assets or the operation of the Business.
(q) Employee Benefits. All employee benefit plans, programs and policies (whether formal or informal, and whether maintained for the benefit of a single individual or more than one individual) maintained or contributed to by Seller for the benefit of any current or former employee of Seller or in which such employees are entitled to participate (the “Benefit Plans”) and the operation and administration thereof complies, and has, at all times complied, in all material respects with the requirements of all applicable law, including without limitation the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (the “Code”). (a) no Benefit Plan subject to Part 3 of Title I of ERISA has incurred any “accumulated funding deficiency” within the meaning of section 302 of ERISA or section 412 of the Code, (b) no liability has been incurred or is expected to be incurred under Title IV of ERISA to any party with respect to any Benefit Plan, or any other plan presently or heretofore maintained or contributed to by the Seller, any predecessor to the Seller or any entity that is or at any time was a member of a controlled group, as defined in Section 412(n) (6) (B) of the Code, which includes or included the Seller (“Controlled Group Member”), and no fact exists or event has occurred that would reasonably be expected to give rise to any such liability, (c) neither the Seller nor any Controlled Group Member has incurred any liability for any tax imposed under section 4971 through 4980B of the Code or civil liability under section 502(i) or (1) of ERISA, (d) the “amount of unfunded benefit liabilities” within the meaning of section 4001(a)(18) of ERISA does not exceed zero with respect to any Benefit Plan subject to Title IV of ERISA, (e) no Benefit Plan is a multi-employer plan within the meaning of section 3(37) of ERISA, (g) no Benefit Plan provides health or death benefit coverage beyond the termination of an employee’s employment, except as required by Part 6 of Title I of ERISA or section 4980B of the Code, (f) no material “reportable event” (within the meaning of section 4043 of ERISA) has occurred with respect to any Benefit Plan or any plan maintained by a Controlled Group Member since the effective date of said section 4043, (g) no suit, actions or other litigation (excluding claims for benefits incurred in the ordinary course of plan activities) have been brought against or with respect to any Benefit Plan, and (h) all contributions to Benefit Plans that were required to be made under such Benefit Plans have been made as of the Closing Date, and all benefits accrued under any unfunded Benefit Plan will have been paid, accrued or otherwise adequately reserved in accordance with GAAP as of such date and the Seller will have performed by the Closing Date all material obligations required to be performed as of such date under Benefit Plans.
(r) Taxes. Seller has (i) filed, when due, and will file, when due, with all appropriate governmental agencies, all tax returns, reports and statements required to be filed by it, all of which currently filed are true and correct and all of which are to be filed shall be true and correct; (ii) paid, when due and payable, and will pay, when due and payable, all requisite income taxes, sales, use, property and transfer taxes, levies, duties, licenses and registration fees and charges of any nature whatsoever, workmen’s compensation payments and unemployment compensation contributions, including interest and penalties thereon; (iii) withheld and will withhold all tax required to be withheld under applicable tax laws and regulations, and such withholdings have either been paid to the respective governmental agencies or set aside in accounts for such purpose; and (iv) obtained and will obtain all sales tax exempt certificates from all customers claiming exempt status from paying sales taxes. There are no examinations in progress or, to the knowledge of Seller, claims against Seller for taxes for any period or periods. No notice of any claim for taxes, whether pending or threatened, has been received by Seller. There are no liens on the Purchased Assets relating to or attributable to taxes.

(s) Trade Secrets. Seller agrees not to disclose any of Seller’s trade secrets and confidential information with respect to the Business to other persons other than (i) governmental agencies and then only as required by law; (ii) such persons as may be approved in writing by Buyer and then only to the extent and in the form as approved in writing by Buyer; (iii) such persons to whom Seller is required or ordered to make such disclosures in any judicial or administrative proceeding brought against Seller; or (iv) as otherwise required by law. “Confidential Information” shall mean and include all of Seller’s trade secrets and information of any type, character or nature whatsoever, including, but not limited to, sales, marketing and technical information, financial statements, tax returns, books, records, plans (including, but not limited to, financial, sales and marketing plans), designs, methods of doing business, flow charts, drawings, techniques (including, but not limited to, product, sales and marketing techniques), notes, internal reports, memoranda, agreements, correspondence, contracts, invoices, purchase orders, computer software (including, but not limited to, software programs presently in existence and all software programs under development), computer program designs, advertising, methods and procedures of operation used by Seller, as well as the names and/or addresses of the clients, customers, suppliers, vendors, and contacts of Seller.
(t) Nature of Seller’s Business. Seller’s principal business is not the sale of inventory from stock.
(u) General Representation and Warranty. Except as disclosed in this Agreement, Seller knows of no other action or claim, pending or threatened, which could have a material adverse effect on the Purchased Assets or the Business. All written information provided to Buyer by Seller is true and correct in all material respects. Furthermore, none of the representations and warranties of Seller or TeamStaff made in this Agreement contains any untrue statement of material fact or omits to state any material fact necessary in order to make said representation or warranty not misleading.
4.2 Buyer Representations and Warranties. Buyer represents and warrants to Seller as follows:
(a) Organization and Good Standing. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Ohio.
(b) Power and Authority; Authorization; Binding Effect. Buyer has all necessary power and authority and has taken all action necessary to authorize the execution and delivery of this Agreement and the instruments to be executed and delivered pursuant hereto and to consummate the transactions contemplated hereby. This Agreement is the legal, valid and binding agreement of Buyer enforceable in accordance with the terms hereof.
(c) No Violation. The execution and delivery of this Agreement and the documents executed in connection herewith, and the consummation of the transactions contemplated hereby or thereby, do not and will not result in a violation or conflict with (a) the Articles of Organization or Operating Agreement (or similar documents) of Buyer, (b) any agreement or commitment to which Buyer is bound, or (c) any judgment, decree, order, regulation or rule of any court or governmental authority, or any statute or lqw applicable to Buyer.

(d) Brokers. Buyer has not retained any broker, finder or agent with respect to the transactions contemplated by this Agreement. Buyer has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Seller or TeamStaff could become liable or obligated.
4.3. Certain Covenants.
(a) Access to Properties and Records; Inspection. Buyer and its counsel, accountants, agents, employees, independent contractors and other representatives will be given full access during normal business hours to the Purchased Assets, the management of Seller, such other employees of Seller as may have information material to the due diligence being conducted by Buyer as approved by Seller, which approval will not be unreasonably withheld, and all of the financial and operating data, books, tax returns, contracts, commitments and records of Seller pertaining to and/or reflecting the operation and revenues of the Business, including such access as is needed at the discretion of Buyer to conduct physical inspections of the Purchased Assets satisfactory to Buyer, take any inventories determined necessary by Buyer and to perform such other due diligence as Buyer determines necessary. Buyer shall repair at Buyer’s expense all physical damage to the Purchased Assets arising from such inspections. Buyer shall conduct its due diligence to the extent possible in such manner as to minimize the disruption of Seller’s business, provided that each of the parties acknowledge that some disruption is inevitable as the result of Buyer conducting its due diligence.
(b) Condition of Purchased Assets. From the date of this Agreement to and including the Closing Date, Seller shall cause the Purchased Assets to be maintained in good operating order and condition and in as good of condition as such Purchased Assets are on the date this Agreement is executed.
(c) Operation of Business to Closing. From the date of this Agreement to and including the Closing, (i) Seller shall not take or permit any action which would result in any representation or warranty of Seller becoming incorrect or untrue in any respect, (ii) Seller shall maintain all insurance in effect on the Purchased Assets and/or the Business, (iii) Seller shall continue to operate the Business in the ordinary course consistent with past practice, (iv) Seller shall preserve and maintain the goodwill of Seller, including without limitation, preserving all current relationships with suppliers, customers and others having business dealings with Seller, (v) Seller shall maintain the books, accounts and records of Seller in the usual, regular and ordinary manner on a basis consistent with past practice, and (vi) Seller shall not purchase, sell, lease or dispose of any Purchased Asset or subject it to any Encumbrance. Seller’s final invoice to all customers at or around the Closing Date shall include a statement that all payments on or after the Closing Date should be made to Buyer at the address specified in Section 5.1(f) below.
(d) Employees. During the period between the date hereof and the Closing Date, Buyer will provide offer letters of employment to approximately ten (10) current key employees of Seller who are engaged in the Business as of the date hereof. Buyer will have the right to interview all current employees of Seller to determine those to be offered such employment. Buyer may offer employment to certain other employees of Seller engaged in the Business. All such persons so employed by Buyer will be considered “new hires” by Buyer as of the Closing Date. Unless otherwise agreed by Buyer in writing, Buyer will not assume or be deemed to have assumed any past or future obligations of Seller to such employees, or any employees of Seller who are not hired by Buyer, including, but not limited to, any accrued compensation, vacation pay, severance pay, sick pay or other benefits. Seller will be responsible for all employee compensation (including any federal, state or local income or employment tax withholding with respect thereto) and employee benefits for Seller employees through 12:00 midnight, EST, December 27, 2009, and Buyer will be responsible for all such employee compensation (including any federal, state or local income or employment tax withholding with respect thereto) and employee benefits for Seller employees commencing 12:01 a.m., EST, December 28, 2009.

With respect to such employees of Seller who Buyer determines not to offer employment or hire, Seller agrees to use its best efforts to obtain from such each such employee a written reaffirmation of the noncompetition covenant in such employee’s employment agreement, if any, together with an assignment of such covenant to Buyer in conjunction with payment of any severance to such employee. The covenant to be reaffirmed shall contain words or similar words to the following effect: “For a period of one (1) year following the effective date of this termination, you agree not to directly or indirectly, alone or in concert with others, recruit, solicit or induce, or attempt to recruit, solicit or induce any employees, consultants, independent contractors or advisors of the Company to terminate, alter, modify their employment or relationship with the Company.”
(e) Insurance. Seller shall carry and maintain at its sole cost and expense from the date of this Agreement to and including the Closing, fire and extended casualty insurance coverage insuring the Purchased Assets, in an amount which is not less than the replacement value thereof, from loss or damage, and Seller shall notify the insurance company of this Agreement and the rights and interests of Buyer hereunder. The proceeds from any loss or destruction to the Purchased Assets shall be used to restore or repair any damage or destruction to the Purchased Assets unless Buyer elects not to have such damage repaired, in which event Buyer shall be entitled to all insurance proceeds at the Closing. Seller shall from time to time provide Buyer with proof or evidence of such insurance coverage and payment of the premiums therefor.
(f) Press Releases. Buyer and Seller agree that any press release or public communication of whatever nature announcing or describing the transaction contemplated by this Agreement shall be approved by Buyer and Seller prior to its dissemination.
(g) Transitional Assistance. For no additional compensation, Seller agrees to provide reasonable transitional assistance for a period of ninety (90) days after Closing upon request by Buyer in the areas of human resources, operations or finance.
(h) Noncompete. TeamStaff and TeamStaff Rx agree that for a period of two (2) years after the Closing Date, neither will directly or indirectly (1) engage in the travel nurse staffing or allied healthcare professional staffing business, or (2) solicit or hire or engage any such nurse or allied healthcare professional that worked for, or contracted with, Seller (either TeamStaff Rx or TeamStaff) during the 12 months prior to Closing for any purposes whatsoever. TeamStaff, TeamStaff Rx and Buyer will execute a noncompetition agreement to the foregoing effect at the Closing mutually satisfactory to all parties (the “Noncompetition Agreement”). The parties agree that the terms of the Noncompetition Agreement shall not be applicable to the business activities or employees, officers, directors, representatives or agents of TeamStaff Government Solutions Inc., a subsidiary of TeamStaff engaged in the business of providing staffing to government service organizations.

5. Conditions Precedent to Buyer’s Obligations.
5.1 Conditions to Buyer’s Obligations. Buyer’s obligations under this Agreement are subject to the satisfaction or removal on the Closing Date of each of the following conditions, any or all of which may be removed only in writing by Buyer, except that they shall be deemed to have been removed at the consummation of the Closing.
(a) The representations and warranties of Seller contained in this Agreement shall be true in all material respects on the Closing Date as if made on that date.
(b) All covenants, agreements and obligations on the part of Seller to have been performed or complied with under this Agreement prior to the Closing Date shall have been performed and complied with.
(c) Buyer is satisfied in Buyer’s sole discretion with Buyer’s due diligence review of the Purchased Assets.
(d) Buyer shall have extended offer letters of employment to up to ten (10) current key employees of Seller on terms satisfactory to Buyer.
(e) Buyer has reviewed the terms of all Customer Contracts and the terms thereof are satisfactory to Buyer in Buyer’s sole judgment and discretion.
(f) Each Customer Contract has been properly assigned to Buyer pursuant to an assignment signed by Seller and the applicable customer effective as of Closing and which further provides that all future payments should be made to Buyer at 8892 Beckett Road, West Chester, Ohio 45069.
(g) On or before the Closing Date, Buyer shall have obtained from the appropriate governmental authorities and agencies on terms satisfactory to Buyer any and all federal, state, municipal or other governmental licenses, permits and consents, necessary, in Buyer’s discretion, for Buyer to occupy, use and operate the Business as Buyer determines in its discretion.
(h) All of the Purchased Assets are and as of the Closing will be in good working order and repair, normal wear and tear excepted, and there shall have been no material adverse change to the Purchased Assets since the date of this Agreement.
(i) On or prior to the Closing Date, Buyer shall be satisfied in its sole discretion in all respects that no person other than Seller is claiming an interest in the Purchased Assets.
(j) Seller shall have terminated all employees working for Seller in connection with the Business and those employees of Seller that Buyer desires to hire have been properly terminated by Seller as of Closing and have agreed to work for Buyer on terms acceptable to Buyer. Seller shall comply with all laws including but not limited to COBRA with respect to any persons terminated for whom Seller offered health insurance.
(k) The transaction contemplated by this Agreement has been approved by the Manager or Board of Directors of Buyer.
(l) Each of Teamstaff and Teamstaff Rx shall have executed the Noncompetition Agreement.

5.2 Conditions to Seller’s Obligations. Seller’s obligations under this Agreement are subject to the satisfaction or removal on the Closing Date of each of the following conditions, any or all of which may be removed only in writing by Seller, except that they shall be deemed to have been removed at the consummation of the Closing.
(a) The representations and warranties of Buyer contained in this Agreement shall be true in all material respects on the Closing Date as if made on that date.
(b) All covenants, agreements and obligations on the part of Buyer to have been performed or complied with under this Agreement prior to the Closing Date shall have been performed and complied with.
(c) Buyer shall have sufficient funds to fund the Purchase Price including the Holdback.
(d) Buyer shall have executed the Noncompetition Agreement.
(e) The transaction contemplated by this agreement has been approved by the Board of Directors of Seller.
6 Indemnification; Survival.
6.1 Indemnification by TeamStaff Rx and TeamStaff. TeamStaff Rx and TeamStaff jointly and severally shall defend, indemnify and hold harmless Buyer and Buyer’s affiliates, subsidiaries and related companies and their respective officers, directors, shareholders, attorneys, and agents (the “Buyer Indemnified Parties”), from and against any and all claims, actions, suits, demands, assessments, judgments, damages, losses, costs and expenses (including, without limitation, fines, penalties and legal fees) (collectively, “Damages”), whether or not the result of any third-party claim, resulting from or arising out of (a) any breach of, or inaccuracy in, any representation or warranty made by Seller to Buyer that is contained in this Agreement, (b) any breach or failure to perform any covenant or agreement of Seller that is contained in this Agreement or any Exhibit hereto, and (c) any debt, liability or obligation of Seller of any nature whatsoever including, without limitation, those arising from the Business and those resulting from any violation of any federal, state or local law, statute, ordinance, rule, regulation, order or decree attributable to acts of Seller before Closing. In no event will Seller’s obligation to indemnify Buyer under Section 6.1 exceed the Purchase Price.
6.2 Indemnification by Buyer. Buyer shall defend, indemnify and hold harmless Seller (the “Seller Indemnified Parties”) from and against any and all Damages, whether or not the result of any third-party claim, resulting from or arising out of (a) any breach of, or inaccuracy in, any representation or warranty made by Buyer to Seller that is contained in this Agreement, and (b) any breach or failure to perform any covenant or agreement of Buyer that is contained in this Agreement or any Exhibit or Schedule hereto.
6.3 Survival of Representations, Warranties and Covenants and Indemnification. All representations, warranties and covenants made herein shall survive the Closing and shall expire on the second anniversary of the Closing Date, provided that the provisions of Sections 4.1(a), 4.1(b), 4.1(c), and 4.1(f) shall survive in perpetuity, and further provided the provisions of Sections 4.1(i), 4.1(p), 4.1(q), and 4.1(r) shall survive for the applicable statute of limitations.

7. Miscellaneous.
7.1 No Waiver. No waiver of any breach of any provision of this Agreement will be deemed a waiver of any breach of any other provision of this Agreement. No extension of time for performance of any act will be deemed an extension of the time for performance of any other act.
7.2 Entire Agreement; Amendment. This Agreement, the Related Agreements and the exhibits and attachments to such Agreements contain the entire agreement of the Parties with respect to the purchase and sale of the Purchased Assets. There are no terms, conditions, representations, warranties or covenants other than those contained herein and in such Related Agreements and the schedules, exhibits and attachments to such Agreements and other instruments to be delivered hereunder or contemporaneously herewith, and all prior agreements, contracts, promises, representations and statements, if any, among the parties hereto as to the subject matter hereof, are merged into this Agreement. This Agreement may be amended only by an instrument in writing signed by Buyer and Seller.
7.3 Applicable Law. This Agreement will be construed in accordance with and governed by the laws of the State of Florida without regards to the laws of conflicts.
7.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. The rights and benefits of the parties to this Agreement shall not be assigned without the prior written consent of the other party.
7.5 Notices. All notices and other communications made pursuant to this Agreement shall be in writing and shall be deemed to have been given or delivered upon receipt if given by hand, telecopied (with confirming copy sent by U.S. mail or other service within two (2) business days thereafter), sent by registered or certified mail, postage prepaid, return receipt requested, and addressed to the intended recipient as set forth below, or sent overnight by nationally recognized courier service such as Federal Express, in each case addressed as follows:

To Buyer:	Advantage RN, LLC 8892 Beckett Road West Chester, Ohio 45069 Attn: Jeffery Klank, Chief Financial Officer Tel: (513) 874-8717 ext 137 Fax: (866) 850-4048 Email: Jeff@AdvantageRN.com

With a copy to:	J. Stephen Herbert, Esq. Suite 600 33 West First Street Dayton, Ohio 45402 Tel: (937) 223-8177 Fax: (937) 223-6705 Email: Herbert@coollaw.com

To Seller or TeamStaff:	TeamStaff, Inc. 1 Executive Drive, Suite 130 Somerset, New Jersey 08873 Attn: Rick J. Filippelli Tel: (877) 523-9897 Fax: (866) 415-3534 Email: Rick.Filippelli@teamstaff.com

With a copy to:	Victor J. DiGioia, Esq. Becker & Poliakoff, LLP 45 Broadway, 11th Floor New York, New York 10006 Tel: (212) 599-3322 Fax: 9212) 557-0295 Email: vdigioia@becker-poliakoff.com provided, however, any party may, by notice given in accordance with this Section to the other party, designate another address or person for receipt of notices hereunder. Notice given by an attorney for a party hereto shall be deemed to have been given by such party.
7.6 Severability. The provisions of this Agreement will be deemed severable, and if any provision of this Agreement is held illegal, void or invalid under applicable law, such provision may be changed to the extent reasonably necessary to make the provision legal, valid and binding.
7.7 Partial Invalidity. If any provision of this Agreement is held illegal, void or invalid in its entirety, the remaining provisions of this Agreement will not be affected but will remain binding in accordance with their terms.
7.8 Costs and Expenses. Each party will bear its own costs and expenses incurred in connection with this transaction.
7.9 Attorneys Fees. If either party commences legal proceedings to enforce this Agreement, or as a result of an alleged breach of this Agreement, the prevailing party in such proceedings shall collect in addition to damages or other relief, its attorney fees from the non-prevailing party.
7.10 Further Assurances. Each party will execute and deliver from time to time, including after Closing, such further instruments or documents, and take all further action, reasonably requested by the other party to carry out the transactions contemplated by this Agreement.
7.11 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
7.12 Captions. Headings and subheadings are for identification and convenience purposes only and neither form a part of this Agreement nor are to be used in interpreting same.
7.13 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of Buyer and Seller; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law (in which case the disclosing Party will use its commercially reasonable efforts to advise the other Parties prior to making the disclosure) following Closing.

7.14 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.
7.15 Construction. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.
7.16 Incorporation of Exhibits. The Exhibits identified in this Agreement are incorporated herein by reference and made a part hereof.
7.17 Time is of the Essence. The parties to this Agreement acknowledge and agree that time is of the essence with respect to the consummation of the transactions contemplated by this Agreement.
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IN WITNESS WHEREOF, the parties hereto have signed this Agreement effective as of the date first above written.
SELLER:
TeamStaff Rx, Inc.

By	/s/ Rick J. Filippelli

Rick J. Filippelli
	Title:	Chief Executive Officer

TeamStaff, Inc.

By	/s/ Rick J. Filippelli

Rick J. Filippelli
	Title:	President and Chief Executive Officer

BUYER:

Advantage RN, LLC

By	/s/ Matthew R. Price

	Name:	Matthew R. Price
	Title:	Chief Executive Officer